1

09005198

40-202A

File No. - 803-00203

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

APPLICATION FOR AN ORDER UNDER SECTION 202(a)(11)(G) OF THE INVESTMENT ADVISERS ACT OF 1940 ("ADVISERS ACT") DECLARING THE APPLICANT TO BE A PERSON NOT WITHIN THE INTENT OF THE ADVISERS ACT

ROOT COMPANY
275 Clyde Morris Boulevard
Ormond Beach, Florida 32174

All communications, notices, and orders to:

Martin E. Lybecker, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
1875 Pennsylvania Avenue, N.W.
Washington, D.C. 20006

This Application (including Exhibits) consists of 17 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of Root Company 275 Clyde Morris Boulevard Ormond Beach, FL 32174 File No. -	APPLICATION FOR AN ORDER UNDER SECTION 202(a)(11)(G) OF THE INVESTMENT ADVISERS ACT OF 1940 DECLARING THE APPLICANTS TO BE A PERSON NOT WITHIN THE INTENT OF THE ADVISERS ACT

Root Company ("Company"), a Florida corporation (originally organized by Mr. Chapman S. Root, as trustee of the Chapman S. Root 1982 Living Trust d/b/a Root Co; after his death in 1990, Mr. Root's descendants organized Root Company as a Delaware corporation, and in 2000 domesticated it as a Florida corporation), hereby files this application ("Application") for an Order of the Securities and Exchange Commission ("Commission") under Section 202(a)(11)(G) of the Investment Advisers Act of 1940 ("Advisers Act") declaring it to be a person not within the intent of the Advisers Act. The Company also requests that the Commission's Order declare that existing and future "Pool Advisory Entities" (as defined below) and the employees of the Company and Pool Advisory Entities, to the extent that these employees are acting within the scope of their employment for the Company and/or a Pool Advisory Entity, are not within the intent of the Advisers Act. The Company and the Pool Advisory Entities, and their employees acting within the scope of their employment, collectively are referred to herein as the "Applicants." For the reasons discussed below, the Company believes that the Order requested is fully consistent with the policies and purposes of the Advisers Act.

I. BACKGROUND

Root Company is a multi-generational single-family office which provides services to the family and descendants of Chapman S. Root and Susan Root Feibleman. The Company is owned by Susan Root Feibleman and William J. Voges, as trustees of the Susan Root Feibleman Revocable Trust and by William J. Voges, as trustee of the Root Residence Trust, and William J. Voges, Philip Maroney, and Mark Blanford, as trustees of the Descendants 1992 Trust. The Root Residence Trust and the Descendants 1992 Trust are for the benefit of the lineal descendants of

Chapman S. Root and Susan S. Root. The Susan Root Feibleman Revocable Trust is for the benefit of Susan S. Root and the lineal descendants of Chapman S. Root and Susan S. Root. Chapman S. Root passed away in 1990 and since that time the Company has continued to benefit Mr. Root's surviving spouse and Mr. Root's descendants.

Prior to Mr. Root's death, the Company provided services almost exclusively to Chapman S. Root and a trust which he had created for his benefit or for his family's benefit. After his death in 1990, Root Company continued to operate as a "family office" for Susan Root Feibleman and her current spouse, the lineal descendants (including by adoption) of Chapman S. Root and Susan Root Feibleman, such lineal descendents' spouses and domestic partners, and such descendents' step-children, and (collectively, the "Root Family" or "Family").[1] The Company is overseen by an Advisory Board, all members of which are currently members of the Root Family.[2]

As a family office, the Company's services include asset allocation advice, investment due diligence, investment management, recordkeeping assistance, federal and state tax advice, coordination of professional relationships with accountants, attorneys and unaffiliated discretionary wealth managers, management and administration of the various Root investment entities, real estate management, management and administration of trusts for Root Family members, including providing trustees, as well as numerous other responsibilities (collectively, the "Services"). The Applicants[3] provides some or all of the Services to: (i) the members of the Root Family; (ii) solely for the purpose of investing in the Family Investment Entities (defined below), several executive level employees of the Company ("Key Employees") who have significant involvement with the investment advisory process and such Key Employees' revocable trusts ("Key Employee Trusts");[4] (iii) private charitable foundations established exclusively by one or more members of the Root Family ("Private Foundations"); (iv) trusts that exist exclusively for the benefit of members of the Root Family and Private Foundations (collectively, the "Family Trusts"); and (v) investment vehicles formed either as corporations, partnerships, or limited liability companies that have been created solely and exclusively for the benefit of, and are wholly owned by, one or more member of the Root Family, Family Trusts,

---

1 For purposes of clarity, the "Family" includes only the persons specified above and any lineal descendents (including by adoption) of Chapman S. Root and his wife and such lineal descendant's spouse.

2 The Company is overseen by the Advisory Board. The members of the Advisory Board are all members of the Root Family and are often referred to as directors for the Root organization. The actual directors of the Company are three executive employees who report to the Advisory Board.

3 Although the Pool Advisory Entities are providers of Advisory Services (as defined below), they may also receive other types of Services from the Company.

4 The Applicants currently have three Key Employees in total. The Applicants do not expect that the total number of Key Employees eligible to invest in the Family Investment Entities will exceed five in the future.

and/or Private Foundations ("Family Investment Entities").[5] The members of the Root Family, the Key Employee Trusts and their trusts (solely with respect to investments in Family Investment Entities), the Private Foundations, the Family Trusts, and the Family Investment Entities are referred to collectively in this application as "Family Clients." Any Service provided by the Applicants that may be construed as advisory in nature is referred in this application as an "Advisory Service." The Applicants will offer Advisory Services only to Family Clients and will not hold themselves out to the public as investment advisers.

The Company provides Advisory Services directly to Family Clients or through entities that are wholly owned and controlled by the Company, Family Trusts, and/or the Root Family and that provide Advisory Services only to Family Clients ("Pool Advisory Entities"). The Advisory Services consist of providing asset allocation advice and investment due diligence (including due diligence on potential unaffiliated discretionary wealth managers) for Family Clients. These activities primarily involve, but are not limited to, evaluating investment opportunities in hedge funds, private equities, publicly traded securities, commodities, master limited partnerships, and real estate investments. The Company also exercises investment discretion indirectly through Family Investment Entities. For a Family Investment Entity organized as a limited partnership or limited liability company, the Pool Advisory Entity acting in its capacity as general partner or manager makes the investment decisions for the Family Investment Entity. Each Family Client retains discretion over the choice of investments and whether to participate in a Family Investment Entity. Once a Family Client decides to invest in a particular Family Investment Entity, the Family Client exercises no control over how the Family Investment Entity will invest.

The Applicants currently provide Advisory Services with regard to a substantial amount of assets invested through Family Investment Entities involving numerous investment opportunities. Although some of the Family Investment Entities offer opportunities involving publicly-traded securities, a large amount of the Family Clients' assets are invested in opportunities that involve private equity and real estate. The majority of investments (publicly traded securities) are managed by unaffiliated discretionary wealth managers. Additionally, the Company provides various Services and Advisory Services, including administrative services and asset allocation advice, to members of the Root Family in relation to their individually held portfolios and investments, to the Family Trusts, to the Private Foundations established by the Root Family, and to Key Employees through their ownership interests in Family Investment Entities. The Company also may provide Services, including Advisory Services, to a Pool Advisory Entity acting as the trustee for a Family Trust.

---

5 Key Employees and Key Employee Trusts, however, are permitted to invest in these Family Investment Entities. Because no Family Investment Entity has more than 100 beneficial owners nor has any of the Family Investment Entities made a public offering of its securities, all the Family Investment Entities are excluded from, and will continue to be excluded from, the definition of "investment company" pursuant to Section 3(c)(1) of the Investment Company Act of 1940 (the "Investment Company Act"). The Company may organize other Family Investment Entities in the future in reliance on the exclusion from the definition of an "investment company" pursuant to Sections 3(c)(1) and 3(c)(7) of the Investment Company Act.

The Company has assisted in the formation of Family Investment Entities that will invest in marketable securities. The Company will provide asset allocation advice to these Family Investment Entities. As to marketable securities, unaffiliated discretionary wealth managers recommended by the Company, but chosen by a Family Investment Entity, will manage the Family Investment Entity's underlying investments.

The Company is paid for its Services by the Family Trust and by some of the Company's Family Clients and its fee may be flat or asset-based depending upon the specific type of Services provided. Not all of the Family Clients pay a fee to the Company for Services, and not all Family Clients receive Advisory Services from the Company. The Company does not operate with the purpose of generating a profit for its shareholders, but rather collects fees to pay its operating expenses and the salaries of the professionals it employs. As of the date of this Application, the Company has twenty-two (22) employees, nineteen (19) of whom are employed on a full-time basis and three (3) of whom are employed on a part-time basis.

REQUEST FOR AN ORDER

Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities. . . ."

The Company falls within the definition of an investment adviser under Section 202(a)(11). Section 203(b) of the Advisers Act provides several exemptions from registration, none of which apply to the Applicants. Specifically, the first exception, for "intrastate" investment advisers, is not available to the Applicants because not all of the Family Clients are residents of Florida; in any event, the Applicants would have to limit their investment advisory activities to unlisted securities, a restriction that could prove to be unacceptable from a fiduciary perspective because it would sharply limit asset diversification considerations in the future. The second exception does not apply because the Family Clients are not insurance companies. The third exception for "private" investment advisers will not be available over time if the Applicants were required to consider and count as clients, pursuant to rule 203(b)(3)-1 of the Advisers Act, the members of the Root Family, the Trust, the Family Trusts, the Private Foundations, and the Family Investment Entities. Although the Applicants believe that they have provided Advisory Services in exchange for compensation to less than fifteen clients, and therefore have remained within the private adviser exception, the Applicants anticipate that this will soon change given new investment opportunities and the creation of additional Family Investment Entities and/or the maturation of children. The fourth and fifth exceptions do not apply to the Applicants because none of the Applicants are, or provide investment advisory services exclusively to, charitable organizations or retirement plans. The sixth exception does not apply because none of the Applicants is registered with the Commodity Futures Trading Commission as a commodity trading advisor. Finally, because the Company has assets under management of more than $25 million, it is not prohibited from registering with the SEC under Section 203A(a) of the Advisers Act.

In sum, the Applicants would be required to register under Section 203(a) of the Advisers Act, notwithstanding the fact that (i) the Applicants do not hold themselves out to the public as investment advisers, (ii) the Advisory Services make up a relatively small portion of the overall Services that actually performed by the Applicants, (iii) the fees charged by the Company are intended to cover only its employees' salaries and other expenses to provide Services to the Root Family, and (iv) the Company is a "family office" for the Root Family and will not offer its Services to anyone other than Family Clients. The Company requests, instead, that the Commission issue it an Order pursuant to Section 202(a)(11)(G) declaring it and the other Applicants not to be persons within the intent of the Advisers Act. The Applicants acknowledge that the Order, if granted, would not affect any legal obligations (other than those under the Advisers Act) relating to the Services they provide to their clients, including without limitation any applicable state fiduciary obligations. The Company has provided each member of the Family who is not a lineal descendant (including by adoption) of Chapman S. Root and his wife or such lineal descendant' spouse written disclosure describing the material terms of this Application and the material legal effects associated with a Commission's Order as a result of this Application, and has received written consent from these Family members.

II. DISCUSSION

A. The Applicants Do Not Provide Investment Advice to the Public and Do Not Hold Themselves Out to the Public as Investment Advisers

1. The Company. The Company does not hold itself out to the public as an investment adviser. Specifically, only the name of the Company, which does not itself suggest that the Company is an investment adviser, is listed in the Daytona Beach-area telephone book. The Company does not have a publicly accessible web site. The Company does not engage in any advertising, it does not attend investment management-related conferences as a vendor, and it does not conduct any marketing activities whatsoever. In short, the Company refrains from engaging in activities that could be construed as holding its Services out to the public. Moreover, the Company has not and will not accept any new clients, other than Family Clients, for any Advisory Service that it provides. The Company does not and will not solicit or accept clients from the public.

The Company may permit Key Employees to invest in certain Family Investment Entities and/or receive a portion of the profits generated by a Family Investment Entity. The Company views Key Employees as knowledgeable and sophisticated investors. The Company does not provide any investment advice, such as asset allocation advice, to Key Employees in their individual capacity, and thus is not currently and will not, in the future, provide any investment advisory services to individuals in their capacity as such outside the Root Family. Key Employees are not permitted to make any new investments in a Family Investment Entity after employment has been terminated.

2. The Pool Advisory Entities. A Pool Advisory Entity may act as the general partner or manager of a Family Investment Entity organized as a limited partnership or limited

liability company.[6] A Pool Advisory Entity may also act as the trustee for a Family Trust. The Pool Advisory Entities do not provide investment advice to the general public and are wholly owned by the Company, the Root Family and/or the Family Trusts. The Pool Advisory Entities exist solely to serve the Root Family, the Family Investment Entities and the Family Trusts. The Pool Advisory Entities do not and will not solicit or accept clients from the public or hold themselves out to the public as investment advisers.

B. The Company's Primary Business Is Not Providing Investment Advisory Services

The Applicants' investment advisory activities constitute a small portion of the Services they provide. Of the Applicants' twenty-two (22) employees, only five (5) are involved in providing Advisory Services.[7] The Company estimates that less than 10% of the time that the Applicants spend performing Services for Family Clients is time devoted to providing Advisory Services. The Company believes that the limited amount of Advisory Services the Applicants perform, as part of the total mix of overall Services performed by their employees for the Trust and the other Family Clients, should be a factor in determining whether the Applicants, which mainly provide "family office" services, should receive exemptive relief under the Advisers Act.

---

6 The Company reserves the right to organize other types of Family Investment Entities and Pool Advisory Entities in the future. All future Family Investment Entities will exist solely and exclusively for the benefit of, and will be wholly owned by, the Root Family, the Family Trusts, and Private Foundations, but for a few Key Employees who will be permitted to invest in these Family Investment Entities. All future Pool Advisory Entities will be wholly owned by the Company, the Root Family and/or the Family Trusts, and will exist solely to serve the Root Family, Family Investment Entities, Family Trusts, and the Private Foundations.

7 The Company's President/CEO is a Key Employee who is responsible for the management and oversight of the Company, serves as board member for all Root entities and as a trustee or co-trustee of various family trusts, and oversees and participates in due diligence and monitoring of all investments. The Company's Executive Vice President/COO is a Key Employee who manages and oversees the operating functions of the Company, as well as management and oversight of the real estate portfolio; serves as board member for various Root entities and as a co-trustee of one Root family trust; and oversees and participates in the due diligence and monitoring of all real estate investment and participates in the oversight of other investments. The Company's Executive Vice President/CFO is a Key Employee who is responsible for the management and oversight of the financial aspects of the Company; serves as board member for the Root entities; oversees and participates in the due diligence and monitoring of managers in charge of marketable securities, equities and other investments; and performs personal financial planning for a number of family members, which includes, but is not limited to, budgeting, tax, retirement and estate planning, and risk management. The Company's Vice President and Senior Property Manager participates and assists in the management and oversight of the Real Estate portfolio, and participates in the due diligence and monitoring of real estate investments. Lastly, the Company's Assistant Vice President and Property Manager participates in the due diligence and monitoring of real estate investments.

C. The Applicants Seek No Profits in Providing Investment Advice

The Applicants do not operate with the purpose of generating a profit. The Applicants charge fees for the Advisory Services provided to Family Clients only to pay the operating expenses and the salaries of the professionals they employ.

D. There Is No Public Interest in Requiring the Applicants to Be Registered Under the Advisers Act

The Company is a private organization that was formed to be the "family office" for the Root Family. The Company's clients are comprised solely of the Family Clients. There are no public clients. Indeed, the Services provided by the Company to the Family Clients are significantly different in type and amplitude from the services regularly performed by an investment adviser for public investors. The Company's Services are exclusively tailored to the needs of the Root Family. No public investors would be able to receive the asset allocation and investment due diligence services provided by the Company and use that as a baseline for making investment decisions. There is no public interest in requiring the Company to be registered under the Advisers Act.

The Pool Advisory Entities are entities wholly owned by the Company, the Root Family and/or the Family Trusts, and exist solely to serve the Family Clients. To the extent the Pool Advisory Entities provide Advisory Services, they are provided primarily to the Family Investment Entities and in no case are they provided to anyone who is not a Family Client. If the Family Investment Entity is a limited partnership or limited liability company, the Pool Advisory Entity acting in its capacity as general partner or manager makes the investment decisions for the Family Investment Entity. The Pool Advisory Entities may also act as the trustee of a Family Trust. There is no public interest in requiring the Pool Advisory Entities to be registered under the Advisers Act.

III. PRECEDENT

The relief requested in this Application is substantially similar to that granted by the Commission in at least nine instances. In the Matter of Donner Estates, Inc., Investment Advisers Act Release No. 21 (November 3, 1941)(corporation all of the stock of which was held in trust for the benefit of members of a single family and which furnishes investment advisory services to a trust created by and for the benefit of the same family, and to a charitable trust and a charitable corporation created by a member of such family); In the Matter of The Pitcairn Company, Investment Advisers Act Release No. 52 (March 2, 1949)(corporation whose business consists of holding, investing, and reinvesting its funds for a family all of whom are the spouses, descendants, or spouses of descendants of three brothers); In the Matter of Roosevelt & Son, Investment Advisers Act Release No. 54 (August 31, 1949)(general partnership organized to manage and supervise investments in real and personal property for the account of the firm and for the estates and trusts in which various members of the family have an interest or are beneficiaries); In the Matter of Moreland Management Company, Investment Advisers Act Release No. 1705 (March 10, 1998)(corporation, all the stock of which was held in trust for the benefit of one family, which provided a wide array of services, including some investment advisory services, for that trust and other clients who were members of the family, or entities created by them); In the Matter of Bear Creek Inc., Investment Advisers Act Release No. 1931 (March 9, 2001) (corporation served as the trustee of trusts created by and for the sole benefit of members of a family, its investment activities made up only a small portion of the overall services that it provided, and most of the compensation that it received was for services other than the rendering of investment advice); In the Matter of Adler Management, L.L.C., Investment Advisers Act Release No. 2500 (March 21, 2006) (Adler was organized to serve exclusively for the members of a family, its entities and charities. Adler also provided services other than advisory services to several entities, each of which was owned by members of that family as well as, in specified circumstances, by certain key employees of Applicant); In the Matter of Slick Enterprises, Inc., Investment Advisers Act Release No. 2736 (March 22, 2008)(company was owned exclusively by one family member and organized as a "family office" to provide a wide array of services, including some investment advisory services, to the family, and entities created by and for the benefit of, the family); In the Matter of Woodcock Financial Management Company, LLC, Investment Advisers Act Release No. 2773 (August 26, 2008)(company manages investments and performs incidental services exclusively for the family, and entities created by and for the benefit of, the family, and receives fees only to allow the company to recover its direct and overhead expenses without generating a profit). In the Matter of WLD Enterprises, Inc., Investment Advisers Act Release No. 2807 (November 14, 2008)(company organized as a "family office" to provide a wide array of services, including some investment advisory services, to the family, certain employees, and entities created by or for the benefit of, the family).

IV. PROCEDURAL MATTERS

Pursuant to Rule 0-4(f) under the Advisers Act, the Company states that its address is indicated on the first page of this Application. The Applicant further states that all written or oral communications concerning this Application should be directed to:

Martin E. Lybecker, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
1875 Pennsylvania Avenue, N.W.
Washington, D.C. 20006
(202) 663-6240

All requirements for the execution and filing of this Application on behalf of the Company have been complied with and are in accordance with the Articles of Incorporation and By-Laws of the Company, and the undersigned officer of the Company is fully authorized to execute this Application. The Company has adopted the Resolution attached as Exhibit A authorizing the filing of the application. The Verifications required by Rule 0-4(d) under the Advisers Act are attached as Exhibit B and the Proposed Notice of the proceeding initiated by the filing of this application, required by Rule 0-4(g) under the Advisers Act, is attached as Exhibit C.

V. REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, the Company requests that the Commission issue an Order under Section 202(a)(11)(G) of the Advisers Act declaring it, and, to the extent that the Company gives investment advice to Family Clients through existing and future (i) Pool Advisory Entities and (ii) employees acting within the scope of their employment for the Company and/or a Pool Advisory Entity, the persons stated in clauses (i) and (ii), not to be persons within the intent of the Advisers Act.

Applicants' Conditions:

1. The Applicants will offer and provide Advisory Services only to Family Clients and will not hold themselves out to the public as investment advisers.

2. A majority of the members of the Advisory Board of the Company will at all time be members of the Root Family.

3. The Applicants will at all time be owned, directly or indirectly, exclusively by one or more members of the Root Family.

4. All the existing and future Family Investment Entities (a) are excepted from the definition of "investment company" under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act of 1940, and (b) are owned and controlled exclusively by the Company, the Pool Advisory Entities, or the Family Clients.

5. If any Key Employee who owns an interest in any Family Investment Entity, directly or through a Key Employee Trust, no longer is employed by the Applicant (or no longer is a Key Employee), his interest in such Family Investment Entity and/or Key Employee Trust will be limited to his investment at the time of termination (or at the time that he no longer is a Key Employee) together with reinvestment of accretions or distributions on that interest.

The Applicants submit that the Order is necessary and appropriate, in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Advisers Act.

AUTHORIZATION AND SIGNATURE

All requirements of the Articles of Incorporation and Bylaws of Root Company have been complied with in connection with the execution and filing of this Application. Root Company by resolutions duly adopted by its Board of Directors as of October 13, 2009 (certified copies of such resolutions are attached as Exhibit A to this Application), has authorized the making of this Application. Such resolutions continue to be in force and have not been revoked through the date hereof.

Root Company has caused the undersigned to sign this Application on its behalf in the County of Volusia, State of Florida on this 18th day of November 2009.

ROOT COMPANY

By: ______________________
NAME: William J. Voges
TITLE: President and CEO

Attest: ______________________
Philip Maroney
Secretary

EXHIBIT A

RESOLUTIONS OF ROOT COMPANY

The undersigned hereby certifies that he is Secretary of Root Company and further certifies that the following resolutions were duly adopted by the Board of Directors of the Company on October 13, 2009, and are still in full force and effect.

RESOLVED, that each of the undersigned does hereby waive all formal requirements, including the necessity of holding a formal or informal meeting, and any requirements that notice of such meeting be given.

RESOLVED, that the officers of Root Company (the "Company") be, and each of them hereby is, authorized in the name and on behalf of the Company to execute and cause to be filed with the Securities and Exchange Commission an Application for Exemption from Section 202(a)(11)(G) of the Investment Advisers Act of 1940 thereunder, substantially in the form as attached hereto as Exhibit A, to the extent necessary to declare it to be a person not within the intent of the Advisers Act.

FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized to execute and cause to be filed any and all amendments to such Application as the officers executing the same may approve as necessary or desirable, such approval to be conclusively evidenced by his, her, or their execution thereof;

FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized to take such other action, including the preparation and publication of a notice relating to such Application for Exemption and the representation of the Company, in any matters relating to such Application or amendment thereof as they deem necessary or desirable; and

IN WITNESS WHEREOF, I hereunto set my hand, this 9th day of November 2009.

ROOT COMPANY

By: [signature]
Name: Philip Maroney
Title: Secretary

EXHIBIT B

VERIFICATION

STATE OF FLORIDA)
) ss
COUNTY OF VOLUSIA)

The undersigned being duly sworn, deposes and says that he has duly executed the attached Application ("Application") dated November 9, 2009, for and on behalf of Root Company (the "Company"); that he is the President and Chief Executive Officer of the Company; and that all actions by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such Application have been taken. Deponent further says that he is familiar with the instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information, and belief.

ROOT COMPANY

By: ____________________
NAME: William J. Voges
TITLE: President and CEO

Subscribed and sworn to before me a notary public of the state of Florida this 9th day of November 2009.

____
Official Seal

SHARON H. ROMANO
Commission DD 820773
Expires October 20, 2012
Bonded Thru Troy Fain Insurance 800-385-7019

My Commission expires ____________________

EXHIBIT C

PROPOSED FORM OF NOTICE

SECURITIES AND EXCHANGE COMMISSION

[Rel. No. IA-_______; 812-____________]

Root Company

________________, 2009

Agency: Securities and Exchange Commission ("Commission")

Action: Notice of Application for exemption under the Investment Advisers Act of 1940 ("Adviser Act").

Application: Root Company ("Applicant").

Relevant Advisers Act Sections: Exemption requested under section 202(a)(11)(G) of the Advisers Act from section 202(a)(11) of the Advisers Act.

Summary of Application: Applicant requests that the Commission issue an order declaring it, existing and future Pool Advisory Entities, as defined below, and their respective employees acting within the scope of their employment, to be persons not within the intent of section 202(a)(11) of the Advisers Act, which defines the term "investment adviser."

Filing Dates: The application was filed on December [__], 2009

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on [__________], 2010 and should be accompanied by proof of service on Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested.

Persons may request notification of a hearing by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549. Applicant, Root Company, c/o William J. Vorges, 275 Clyde Morris Boulevard Ormond Beach, Florida 32174.

For Further Information Contact: __________, at (202) 551-_____ (Office of Investment Adviser Regulation, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the SEC's Public Reference Branch, 100 F Street, NE, Washington DC 20549-0102 (telephone (202) 551-5850).

Applicant's Representations:

1. The Applicant was organized as a Florida corporation to provide services to Chapman S. Root and a trust which he had created for his benefit or for his family's benefit. The Applicant operates as a "family office" for Susan Root Feibleman and her current spouse, the lineal descendants (including by adoption) of Chapman S. Root and Susan Root Feibleman, such lineal descendents' spouses and domestic partners, and such descendents' step-children, and (collectively, the "Root Family" or "Family").[1]

2. The Applicant provides some or all of the Services to: (i) the members of the Root Family; (ii) solely for the purpose of investing in the Family Investment Entities (defined below), several executive level employees of the Company ("Key Employees") who have significant involvement with the investment advisory process and such Key Employees' revocable trusts ("Key Employee Trusts"); (iii) private charitable foundations established exclusively by one or more members of the Root Family ("Private Foundations"); (iv) trusts that exist exclusively for the benefit of members of the Root Family and Private Foundations (collectively, the "Family Trusts"); and (v) investment vehicles formed either as corporations, partnerships, or limited liability companies that have been created solely and exclusively for the benefit of, and are wholly owned by, one or more member of the Root Family, Family Trusts, and/or Private Foundations ("Family Investment Entities"). The members of the Root Family, the Key Employee Trusts and their trusts (solely with respect to investments in Family Investment Entities), the Private Foundations, the Family Trusts, and the Family Investment Entities are referred to collectively in this application as "Family Clients."

3. Applicant provides both advisory services and non-advisory services to Family Clients, which include asset allocation advice, investment due diligence, recordkeeping assistance, federal and state tax advice, and coordination of professional relationships with accountants, attorneys and unaffiliated investment advisers. Applicant provides advisory services to Family Clients directly, or indirectly through persons that manage Family Investment Entities or Family Trusts ("Pool Advisory Entities"). All Pool Advisory Entities are wholly owned and controlled by the Applicant, the Root Family, or Family Trusts.

4. Applicant represents that it does not hold itself out to the public as an investment adviser. Applicant further represents that it is not listed in any phone book as an in investment adviser and does not (i) have a publicly accessible web site, (ii) engage in any advertising, (iii) attend investment management-related conferences as a vendor, and (iv) conduct any marketing activities.

---

1 For purposes of clarity, the "Family" includes only the persons specified above and any lineal descendents (including by adoption) of Chapman S. Root and his wife and such lineal descendant's spouse.

5. Applicant represents that it and the Pool Advisory Entities do not and will not solicit or accept investment advisory clients from the public.

6. Applicant represents that it does not operate with the purpose of generating a profit. It charges fees only to pay its operating expenses and the salaries of the professionals it employs.

7. Applicant represents that it has provided each member of the Family who is not a lineal descendant (including by adoption) of Mr. Chapman S. Root and his wife Susan Root Feibleman or such lineal descendant' spouse written disclosure describing the material terms of this Application and the material legal effects associated with a Commission Order as a result of this Application, and has received written consent from these Family members.

8. Applicant acknowledges that the Order, if granted, would not affect any legal obligation (other than those under the Advisers Act) relating to the services it and the Pool Advisory Entities provide to their clients, including without limitation any applicable state fiduciary obligation.

Applicant's Legal Analysis:

1. Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as a part of a regular business, issues or promulgates analyses or reports concerning securities . . . ."

2. Section 203(a) of the Advisers Act requires investment advisers to register with the SEC. Section 203(b) of the Advisers Act provides several exemptions from this registration requirement.

3. Applicant represents that it currently relies on the registration exemption provided in section 203(b)(3) of the Advisers Act for advisers that have less than 15 clients. Applicant anticipates that this exemption will soon be unavailable to it as the number of Family Clients grows. Applicant also represents that it is not prohibited from registering with the Commission under section 203A(a) because it has assets under management of $25,000,000 or more.

4. Applicant requests that the SEC declare it, the existing and future Pool Advisory Entities, and their respective employees acting within the scope of their employment, to be persons not within the intent of section 202(a)(11). Applicant states that there is no public interest in requiring that it, the Pool Advisory Entities, or their respective employees acting within the scope of their employment be registered under the Advisers Act because they offer and provide investment advisory services only to Family Clients.

Applicant's Conditions:

1. The Applicant and all the existing and future Pool Advisory Entities will offer and provide advisory services only to Family Clients and will not hold themselves out to the public as investment advisers.

2. Members of the Root Family will at all times comprise a majority of the Board of Directors of the Applicant.

3. The Applicant and all the existing and future Pool Advisory Entities will at all times be owned, directly or indirectly, exclusively by one or more members of the Root Family.

4. All the existing and future Family Investment Entities: (a) are excepted from the definition of "investment company" under section 3(c)(1) or section 3(c)(7) of the Investment Company Act of 1940, and (b) are owned and controlled exclusively by the Applicant, the Pool Advisory Entities, or the Family Clients.

5. If any Key Employee who owns an interest in any Family Investment Entity, directly or through a Key Employee Trust, is no longer employed by the Applicant or a Pool Advisory Entity or is no longer a Key Employee, his interest in such Family Investment Entity and/or Key Employee Trust will be limited to his investment at the time of termination (or at the time that he no longer is a Key Employee) together with reinvestment of accretions or distributions on that interest.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary

WILMERHALE

Martin E. Lybecker

+1 202 663 6240(t)
+1 202 663 6363(f)
martin.lybecker@wilmerhale.com

By Fedex

December 9, 2009

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Attn: Mr. Robert E. Plaze

Re: Application for an Exemptive Order under Section 202(a)(11)(G) of the Investment Advisers Act of 1940 for Root Company

Ladies and Gentlemen:

Please find enclosed an application for an exemptive order under Section 202(a)(11)(G) of the Investment Advisers Act of 1940, as amended ("Advisers Act") declaring Root Company to be a person not within the intent of the Advisers Act (the "Application").

In accordance with the requirements under Rule 0-4 of the Advisers Act, five (5) copies of the Application (including one set of originals) are enclosed for review by the staff of the Securities and Exchange Commission. The Application contains the authorization, verification and proposed notice required under Rules 0-4(c), (d) and (g) of the Advisers Act.

Please acknowledge receipt of the Application by returning a stamped copy of this letter in the enclosed self-addressed envelope.

If you have any questions or comments concerning the enclosed Application, please contact me as counsel to Root Company at (202) 663-6240 or my colleague, John Faust at (202) 663-6105.

Sincerely,

Martin E. Lybecker

Martin E. Lybecker

Enclosures

cc: Mr. William J. Voges, President – CEO, Root Company

1479028